UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TRANSENTERIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89366M102

(CUSIP Number)

SOFAR S.p.A.

Via Firenze 40

Trezzano Rosa, Italy 20060

Attention: Andrea Biffi

Telephone: 0039 028083621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: SOFAR S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,543,413
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,543,413
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,543,413
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 89366M102

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of TransEnterix, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 635 Davis Drive, Suite 300, Morrisville, North Carolina 27713.

Item 2. Identity and Background

(a)-(c) This Statement is filed by SOFAR S.p.A. (the “Investor” or the “Reporting Person”). The principal business address of the Investor is Via Firenze 40, 20060 Trezzano Rosa, Italy. The principal business of the Investor is a privately held health care company.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Investor is an Italian corporation.

Item 3. Source and Amount of Funds or Other Consideration

The 15,543,413 shares of Common Stock of the Company issued to the Investor under the Purchase Agreement (as defined and described in Item 6) were issued as consideration in the strategic acquisition by a wholly owned subsidiary of the Company of the Acquired Company (as defined in Item 6).

Item 4. Purpose of Transaction

The description set forth in Item 6 of this Schedule 13D is incorporated herein by reference. The Investor acquired such securities in the Company for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate percentage of Common Stock reported owned by the Investor is based upon 100,102,816 shares outstanding, which is the total number of Common Stock outstanding after issuance of the Securities Consideration (as defined in Item 6)

(c) The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

(e) Not applicable.

CUSIP No. 89366M102

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 18, 2015, the Investor and the Company entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with Vulcanos S.r.l., an Italian societa’ a responsabilita’ limitata, now known as TransEnterix Italia S.r.l. (the “Acquired Company”) and TransEnterix International, Inc., a Delaware corporation and wholly owned subsidiary of the Company (the “Buyer”). On September 21, 2015, the Company completed the strategic acquisition of the Acquired Company. Pursuant to the Purchase Agreement, the Buyer acquired all of the membership interests in the Acquired Company from the Investor, with a portion of the consideration consisting of 15,543,413 shares of the Company’s Common Stock, of which 1,554,341 shares are subject to a holdback (the “Holdback Shares”) as security for certain indemnification obligations of the Investor under the Purchase Agreement. The Holdback Shares are held in escrow for a period of up to 12 months from the closing of the acquisition transaction (the “Transaction”).

In connection with the Transaction, the Investor entered into a Lock-Up Agreement with the Company pursuant to which the Investor agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the shares received as consideration (the “Securities Consideration”) for one year following the closing date. The Lock-up Agreement provides that the Investor may sell, transfer or convey: (i) no more than 50% of the Securities Consideration during the period commencing on the one-year anniversary of the closing date and ending on the eighteen-month anniversary of the closing date; and (ii) no more than 75% of the Securities Consideration during the period commencing on the eighteen-month anniversary of the closing date and ending on the two-year anniversary of the closing date. The restrictions on transfer contained in the Lock-up Agreement cease to apply to the Securities Consideration following the second anniversary of the closing date, or earlier upon certain other conditions.

The foregoing is subject to and qualified by the terms and conditions contained in the Purchase Agreement and the Lock-Up Agreement, copies of which are incorporated by reference to this Schedule 13D as Exhibits 1 and 2, respectively.

Item 7. Material to Be Filed as Exhibits

1.	Membership Interest Purchase Agreement, dated September 18, 2015, by and among SOFAR S.p.A., Vulcanos S.r.l., TransEnterix, Inc. and TransEnterix International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on September 21, 2015).

2.	Lock-Up Agreement, dated September 21, 2015, by and between TransEnterix, Inc. and SOFAR S.p.A. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on September 21, 2015).

CUSIP No. 89366M102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2015

SOFAR S.P.A.

By:	/s/ Andrea Biffi
Name:	Andrea Biffi
Title:	Chief Executive Officer